CUSIP No. 69331C108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PG&E Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

David C. Abrams

c/o Abrams Capital Management, L.P.

222 Berkeley Street, 21st Floor

Boston, Massachusetts 02116

(617) 646-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

Explanatory Note

This Amendment No. 8 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by (i) Abrams Capital, LLC, (ii) Abrams Capital Management, LLC, (iii) Abrams Capital Management, L.P., (iv) Great Hollow Partners, LLC and (v) David Abrams (together with each of the foregoing, the “Reporting Persons”) on August 7, 2019 (the “Original Schedule 13D”), as amended on August 8, 2019, September 11, 2019, September 13, 2019, November 18, 2019, December 11, 2019, December 17, 2019 and December 27, 2019 with respect to common stock of PG&E Corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 8 have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following two paragraphs immediately prior to the final paragraph thereof:

On January 22, 2020, Abrams CM LP, solely on behalf of certain funds and accounts it manages and/or advises, entered into a Restructuring Support Agreement (the “RSA”) with the Company, Pacific Gas and Electric Company (the “Utility,” and together with the Company, the “Debtors”), certain funds and accounts managed or advised by the Other Shareholder and those holders of senior unsecured debt of the Utility that are identified as “Consenting Noteholders” therein, setting forth the terms by which, among other things, Abrams CM LP, the Other Shareholder and the Consenting Noteholders agreed to support the Amended Plan (as defined therein). Any holder of Utility Senior Note Claims or Utility Funded Debt (each as defined therein) can become a party to the RSA by executing the joinder attached to the RSA. A copy of the RSA is filed as Exhibit 99.1 hereto.

The Debtors, certain funds and accounts managed or advised by Abrams CM LP and certain funds and accounts managed or advised by the Other Shareholder have separately agreed with certain of the Consenting Noteholders that, among other things, these Consenting Noteholders and certain of their representatives will not have any communications regarding the Amended Plan, any changes to the Amended Plan, or any alternative plan of reorganization or other strategic transaction related to the Debtors, with certain external stakeholders of the Debtors, including certain claimholders, government officials and certain of their representatives.

Item 7.	Materials to be Filed as Exhibits.

99.1	Restructuring Support Agreement dated as of January 22, 2020, by and among PG&E Corporation and Pacific Gas and Electric Company, the Consenting Noteholders (as defined therein), Abrams Capital Management, L.P., solely on behalf of certain funds and accounts it manages and/or advises, and certain funds and accounts managed or advised by Knighthead Capital Management, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 23, 2020).

CUSIP No. 69331C108

Page 3 of 3 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2020

ABRAMS CAPITAL MANAGEMENT, L.P.

By:	ABRAMS CAPITAL MANAGEMENT, LLC,
its General Partner

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

GREAT HOLLOW PARTNERS, LLC

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

DAVID ABRAMS

By:	/s/ David Abrams
Name: David Abrams
Title: Individually